Exhibit 99.1

RoyaLand (RLNDF) Announces Savoia Calcio's Pursuit of Stadio Giraud Concession, Targeting a Long-Term Strategic Asset

Naples, Italy and Hamilton, Bermuda – September 22, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”), today announced Savoia’s plans to secure an operating concession for Stadio Alfredo Giraud (“Stadio Giraud”), the home ground of the Club, and develop it into a strategic asset for long-term growth.

A Three-Phase Process

The Municipality of Torre Annunziata has structured the path to the Stadio Giraud concession in three phases. The first was an expression of interest, in which participants were asked to submit a detailed program for the stadium's use and development. Two parties took part, and Savoia's proposal was judged the most responsive to the municipality's requirements and objectives.

The second phase concerned the assignment of the stadium's use, either temporary or continuous. Savoia applied for continuous use and has already been notified of a positive outcome. In the coming days, the Club expects to sign a formal agreement with the municipality granting exclusive use of Stadio Giraud, from 8:00 a.m. to 10:00 p.m., for its teams' activities. This agreement is independent of the outcome of the concession tender and will cover the entire 2026/2027 football season, expiring on June 30, 2027.

The Path Ahead: The Concession Tender

The next step will be the tender for the stadium's concession itself, expected to be published by the end of October, initially for a five-year term. Based on that timeline, Savoia anticipates roughly one month for the publication period and a further month for the submission of documentation and offers, with the award expected in January 2027. Savoia considers its position solid: under the municipality's rules, the tender awards points based on specific criteria, and two of them favor Savoia directly: being the highest-ranked football club based in the city and having the deepest historical ties to local football. Savoia currently competes in Serie C and has long been the city's leading team, meeting both criteria. The Club expects this to translate into a high score and limited competition from other bidders. Even so, the final terms, including the required investment, obligations and overall economic conditions of the concession, will only be known once the tender is officially published, and the Club will evaluate them carefully before proceeding. The final assignment, in any case, remains subject to the outcome of the public tender process.

Beyond a Matchday Venue: A Strategic Asset

In the Club's vision, Stadio Giraud is not simply the ground on which the first team plays its matches. Direct management of the stadium would allow Savoia progressively to transform it into a genuine strategic asset capable of generating revenue, strengthening the Club's relationship with the local community, and contributing to the growth of the Club's overall value.

A Strategic Location

Stadio Giraud benefits from a particularly favorable location, being close to the Torre Annunziata motorway exit and along the Naples–Salerno corridor which is one of the principal transportation routes in Campania, Pompei, the Amalfi Coast, and Southern Italy. That location, combined with the potential of the surrounding area, underpins much of the Club's interest in the concession.

New Commercial, Sponsorship and Hospitality Opportunities

The stadium's location and the possibility of direct management could, over time, enable Savoia to develop activities that extend beyond the purely sporting use of the venue, creating new commercial, sponsorship, hospitality, events and service opportunities. As part of the Club's broader sustainability model, Stadio Giraud could become not merely a sporting facility, but an asset that strengthens the Club's finances over time and deepens its ties to the local community.

Stadio Alfredo Giraud in Torre Annunziata.

A Long-Term View

“Stadio Giraud is a strategic asset in Savoia Calcio’s long-term growth plan. Our ambition is to progressively transform it into a modern, sustainable venue that is active throughout the week and can become a benchmark for sports infrastructure in Southern Italy. Its strategic location, in the heart of the Vesuvian area and along the Naples–Salerno corridor, combined with the space available within the stadium complex, provides significant potential to develop hospitality, food and beverage, commercial activities and additional services, subject to the terms of the future concession and the relevant approvals. We want Stadio Giraud to be more than just the home of Savoia. Our goal is to create an infrastructure capable of generating long-term sporting, social and economic value for the Club, for Torre Annunziata and for the wider region.”

- General Manager and Chief Operating Officer of Savoia, Nazario Matachione.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company's founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families' first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land

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